RanMarine Technology B.V.

Galileïstraat 15, 3029AL

Rotterdam, The Netherlands

January 24, 2024

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Dale Welcome and Andrew Blume

Re: RanMarine Technology B.V.

Amendment No. 2 to Registration Statement on Form F-1

Filed December 21, 2023

File No. 333-273199

Dear Erin Donahue and Evan Ewing:

RanMarine Technology B.V. (the “Company” or “Ranmarine”) previously submitted an Amendment No. 2 to Registration Statement on Form F-1 (the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”) on December 21, 2023. Amendment No. 3 to the Registration Statement (“Amendment No. 3”) has been revised to reflect the Company’s responses to the comment letter to the Registration Statement received on January 17, 2024 from the staff of the Commission (the “Staff”) and the oral comments received from the Staff on or about January 22, 2024.

For ease of review, we have set forth below each of the numbered comments of your letter followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 3 and all references to page numbers in such responses are to page numbers in Amendment No. 3.

Registration Statement on Form F-1

The Offering, page 14

1.	We note a reference to footnote (1) but see no corresponding parenthetical. Please revise.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that has provided the corresponding parenthetical on page 14.

Use of Proceeds, page 35

2.	We note your disclosure that “each holder has signed an amendment to the bridge loan documents, in which the maturity date shall be changed to December 31, 2023.” Please revise to provide an update.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that each bridge note holder has agreed to extend the maturity date to March 31, 2024 and the disclosure on page 35 in Amendment No. 3 has been revised accordingly.

Business

Products in Development, page 473

3.	We note your disclosure that the MegaShark has a targeted commercial launch date in the fourth quarter of 2023. Please update.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosures related to MegaShark’s targeted commercial launch date, as well as other targeted dates that have since lapsed, on page 7, 8, 10, 43, 47 and 48 in Amendment No. 3.

Executive Compensation, page 74

4.	Please update your executive compensation information for the fiscal year ended December 31, 2023.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the executive compensation information for the fiscal year ended December 31, 2023 in Amendment No 3.

Exhibits

5.	We note that Exhibit 3.1 is “[f]or discussion purposes only – subject to partner review” and Exhibits 4.3 and 4.4 contain inappropriate notes to draft or internal comments to your working group. Please file final versions/forms of Exhibits 3.1, 4.3 and 4.4.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has filed final versions/forms of Exhibits 3.1, 4.3 and 4.4 in Amendment No 3.

6.	We note your disclosure that “as set forth in the deposit agreement, and to the fullest extent permitted by applicable law, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, the Exchange Act or the rules or regulations promulgated pursuant to such statutes.” Please tell us where the applicable exclusive forum provision is in the deposit agreement.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the deposit agreement does not contain an exclusive forum provision and the relevant risk factor in Amendment No. 3. has been revised accordingly.

7.	Please have counsel revise Exhibit 5.1 to state that the selling shareholder’s shares are legally issued, fully paid and non-assessable. Refer to Section II.B.2.h of Staff Legal Bulletin No. 19. Additionally, please revise the legal opinions to appropriately cover the units and the ordinary shares underlying the tradeable warrants, non-tradeable warrants and representative’s warrants. Refer to Sections II.B.1.f and II.B.1.h of Staff Legal Bulletin No. 19.lease update your executive compensation information for the fiscal year ended December 31, 2023.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that revised opinions have been filed as Exhibits 5.1 and 5.2 in Amendment No. 3.

General

8.	With a view towards disclosure, please explain your relationship with RedChip and describe the issuance of shares to RedChip.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that in February 2022, we engaged RedChip Companies, Inc to provide a range of consulting, advisory and related services, including introductions to investment banks, helping with our bridge loan funding process, assisting in the creation of collateral and refinement of our communication strategy and offering overall advice and counsel. RedChip will continue to support the company’s communications and investor relations effort post IPO. As compensation for services rendered or to be rendered, we will issue to RedChip 589,720 ADSs upon the completion of the offering, and we have provided additional disclosure on page 12 in Amendment No. 3 accordingly.

9.	Please add a risk factor relating to the exclusive forum provisions contained in the warrant agreements.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that we have added a risk factor relating to the exclusive forum provisions contained in the warrant agreement on page 32 in Amendment No. 3.

In addition to the written comments above, the Company received the following oral comments from the Staff, which have been reproduced below.

1.	In addition to our written comment #3, we note other disclosures of products with targeted launch dates in 2023. Please update.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that, as noted above, it has revised the disclosures related to MegaShark’s targeted commercial launch date, as well as other targeted dates that have since lapsed, on page 7, 8, 10, 43, 47 and 48 in Amendment No. 3.

2.	We note your disclosure in the financial statements that “[t]he Company is authorized to issue up to 100,000,000 ordinary shares” does not agree with the Company’s Articles of Association. Please revise.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company is authorized to issue unlimited ordinary shares and has updated the relevant disclosures accordingly.

3.	Please file the equity incentive plan as an exhibit.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that we have filed the Company’s proposed equity incentive plan as Exhibit 10.2 in Amendment No. 3.

Should you have any questions regarding the foregoing, please do not hesitate to contact our counsel, Darrin Ocasio of Sichenzia Ross Ference Carmel LLP, at (212) 930-9700.

Sincerely,

Richard Hardiman
Chief Executive Officer